Exhibit 23.0

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated March 16, 2007, accompanying the consolidated financial statements in the Annual Report of Western Sizzlin Corporation and subsidiaries (which report expressed an unqualified opinion and contains an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 123R, “Share-Based Payment”) appearing in the 2006 Annual Report of the Company to its shareholders on Form 10-K for the year ended December 31, 2006, which is incorporated by reference in this Registration Statement.  We consent to the incorporation by reference in the Registration Statement of the aforementioned report and to the use of our name as it appears under the caption “Experts.”

/s/ GRANT THORNTON LLP

Greensboro, North Carolina
October 3, 2007